VIA EDGAR

April 25, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Alkermes Public Limited Company
Form 10-K for the Fiscal Year Ended March 31, 2012
Filed May 18, 2012
File No. 001-35299

Dear Mr. Rosenberg:

On behalf of Alkermes Public Limited Company (“Alkermes” or the “Company”), set forth below please find the Company’s  responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 12, 2013 to Richard F. Pops, Alkermes’ Chairman and Chief Executive Officer.  For your convenience, we have set forth below the Staff’s comments in italics, followed by Alkermes’ responses thereto.

Item 1. Business

Collaborative Arrangements, page 14

1.              We have reviewed your response to prior comment one. With regard to your agreements with Acorda Therapeutics relating to AMPYRA/FAMPYRA, please confirm that you will incorporate by reference into your Form 10-K for the fiscal year ended March 31, 2013 each of the following agreements:

•                  Amended and Restated License Agreement, dated September 26, 2003, by and between the Registrant and Elan Corporation, plc.

•                  Amendment No. 1 Agreement and Sublicense Consent Between Elan Corporation, plc and the Registrant dated June 30, 2009.

•                  Amendment No. 2 to Amended and Restated License Agreement and Supply Agreement between the Registrant and Alkermes Pharma Ireland Limited dated March 29, 2012.

In addition, since Acorda Therapeutics has filed the following two agreements in redacted form with a related confidential treatment application, you may not incorporate by reference these exhibits:

•                  Supply Agreement, dated September 26, 2003, by and between the Registrant and Elan Corporation, plc.

•                  Development and Supplemental Agreement between Elan Pharma International Limited and the Registrant dated January 14, 2011.

Please confirm that you will file copies of the above Supply Agreement and Development and Supplemental Agreement with your next Form 10-K. If you would like to redact certain terms from these agreements, please file a confidential treatment application for the redacted terms consistent with Rule 24b-2 of the Securities Exchange Act of 1934. See Staff Legal Bulletin 1A available at http://www.sec.gov/interps/legal/slbcf1r.htm.

Company’s Response:

The Company confirms that it will incorporate by reference into its Annual Report on Form 10-K for the fiscal year ended March 31, 2013 each of the following agreements:

•                  Amended and Restated License Agreement, dated September 26, 2003, by and between the Registrant and Elan Corporation, plc.

•                  Amendment No. 1 Agreement and Sublicense Consent Between Elan Corporation, plc and the Registrant dated June 30, 2009.

•                  Amendment No. 2 to Amended and Restated License Agreement and Supply Agreement between the Registrant and Alkermes Pharma Ireland Limited dated March 29, 2012.

The Company further confirms that it will file each of the following agreements with its Annual Report on Form 10-K for the fiscal year ended March 31, 2013:

•                  Supply Agreement, dated September 26, 2003, by and between the Registrant and Elan Corporation, plc.

•                  Development and Supplemental Agreement between Elan Pharma International Limited and the Registrant dated January 14, 2011.

The Company also acknowledges the Staff’s comment regarding its obligation to file a confidential treatment application to redact certain terms contained in these agreements.

Research and Development Expense, page 66

2.              We acknowledge your response and proposed revised disclosure to prior comment two. We believe disclosing the cost of each of your key development programs is helpful to an understanding of the company’s use of resources. In this regard, please revise your proposed disclosure to separately disclose your external R&D costs for each of your key development programs. In addition, separately disclose your internal R&D expense by the nature of the expense (i.e. facilities, employees, general overhead, etc.)

Company’s Response:

The Company proposes to replace the existing table of R&D expenses within the “Research and Development Expense” analysis within the “Results of Operations” section of its “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in applicable future annual reports beginning with its Annual Report on Form 10-K for the fiscal year ended March 31, 2013 with the following disclosure (set forth in bold below), to be updated to reflect the results, facts and circumstances of that reporting period:

For each of our research and development (“R&D”) programs, we incur both external and internal expenses. External R&D expenses include costs related to clinical and non-clinical activities performed by contract research organizations, consulting fees, laboratory services, purchases of drug product materials and third-party manufacturing development costs.  Internal R&D expenses include employee-related expenses, occupancy costs, depreciation and general overhead. We track external R&D expenses for each of our development programs. However, internal R&D expenses are not tracked by individual program as they benefit multiple programs or our technologies in general.

The following table sets forth our external R&D expenses relating to our individual Key Development Programs and all other development programs, and our internal R&D expenses by the nature of such expenses:

For the Years Ended March 31

	2013	2012	2011

External R&D expenses:
Key development programs:
Aripiprazole Lauroxil	$ XX.X	$ XX.X	$ XX.X
ALKS 5461	XX.X	XX.X	XX.X
ALKS 3831	XX.X	XX.X	XX.X
ALKS 37	XX.X	XX.X	XX.X
Other external expenses	XX.X	XX.X	XX.X

Internal R&D expenses:
Employee-related	XX.X	XX.X	XX.X
Occupancy costs	XX.X	XX.X	XX.X
Depreciation	XX.X	XX.X	XX.X
Other internal expenses	XX.X	XX.X	XX.X

	$ XX.X	$ XX.X	$ XX.X

These amounts are not necessarily predictive of future R&D expenditures. In an effort to allocate our spending most effectively, we continually evaluate the products under development, based on the performance of such products in preclinical and/or clinical trials, our expectations regarding the likelihood of their regulatory approval and our view of their commercial viability, among other factors.

Amortization and Impairment of Acquired Intangible Assets, page 68

3.                                      We acknowledge your response and proposed disclosure to prior comment three. Please revise your proposed disclosure to discuss the factors you used in determining the projected future revenues that would result in an annual amortization expense at the low end of your estimated range and at the high end through 2018.

Company’s Response:

The Company proposes to include the following text (set forth in bold below) within the “Amortization and Impairment of Acquired Intangible Assets” analysis within the “Results of Operations” section of its “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in applicable future annual reports, beginning with its Annual Report on Form 10-K for the fiscal year ended March 31, 2013, to be updated to reflect the results, facts and circumstances of that reporting period:

We amortize our amortizable intangible assets using the economic use method, which reflects the pattern in which the economic benefits of the intangible assets are consumed. In order to determine the pattern in which the economic benefits of our intangible assets are consumed, we estimated the future revenues to be earned under our collaboration agreements and our NanoCrystal and Oral Controlled Release (OCR ) technology-based intangible assets from the date of acquisition to the end of their respective useful lives. The factors used to estimate such future revenues include: (i) our and our collaborative partners’ projected future sales of the existing commercial products based on these intangible assets; (ii) our projected future sales of new products based on these intangible assets which we anticipate will be launched commercially; (iii) the patent lives of the technologies underlying such existing and new products; and (iv) our expectations regarding the entry of generic and/or other competing products into the markets for such existing and new products. These factors involve known and unknown risks and uncertainties, many of which are beyond our control and could cause the actual economic benefits of these intangible assets to be materially different from our estimates.

We allocate the value of our intangible assets to match their expected revenue pattern. Based on available information and assumptions as of the date of our most recent analysis, amortization of intangible assets included within our consolidated balance sheet at March 31, 2013, is expected to be approximately $50 million, $60 million, $65 million, $70 million and $70 million in the fiscal years ending March 31, 2014 through 2018, respectively. Although we believe such available information and assumptions are reasonable, given the inherent risks and uncertainties underlying our expectations regarding such future revenues, there is the potential for our actual results to vary significantly from such expectations. If revenues are projected to change, the related amortization of the intangible asset will change in proportion to the change in revenue.

Notes to Consolidated Financial Statements

15. Collaborative Arrangements

Janssen, page F-39

4.                                      We acknowledge your response and proposed disclosure to prior comment seven. Please disclose separately the revenue recognized in each period presented by manufacturing and royalty revenue related to Risperdal Consta.

Company’s Response:

The Company will disclose separately the manufacturing revenue and royalty revenue recognized in each period with respect to Risperdal Consta, beginning with its Annual Report on Form 10-K for the fiscal year ended March 31, 2013.

* * * *

In addition, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please do not hesitate to contact the undersigned at (781) 609-6000.

Sincerely,

Alkermes Public Limited Company

/s/ James M. Frates
James M. Frates
Senior Vice President and
Chief Financial Officer